Shacksbury Holdings, Inc.

ANNUAL REPORT

75 Meigs Rd
Vergennes, VT 05491
(802) 989-0895
https://www.shacksbury.com/

This Annual Report is dated April 23, 2026.

BUSINESS

Shackbury Holdings Inc., formerly known as Shacksbury Inc., dba Shacksbury Cider ("Shacksbury" or the "Company"), is a Vermont C-corp that manufactures alcoholic and non-alcoholic beverages primarily for wholesale.

We sell to multiple states, however our largest markets are Vermont, New York, Texas, and Pennsylvania. Shacksbury is known for premium, innovative products, and our target demographic skews younger and female. In 2021 we transitioned our core ciders to USDA certified organic.

Shacksbury Holdings also manufactures alcoholic and non-alcoholic beverages for other companies under a fee-for-service model. This is a growing component of the business, with contract manufacturing revenues approaching 50% of overall revenue in 2026.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $180,000.00
Use of proceeds: Working Capital
Date: April 03, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $559,698.74
Number of Securities Sold: 250,522
Use of proceeds: Working capital, capex.
Date: June 24, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $498,788.50
Number of Securities Sold: 249,620
Use of proceeds: Working capital, Capex
Date: January 24, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $1,034,681.83
Number of Securities Sold: 301,948
Use of proceeds: StartEngine Platform Fees: 2% of funds; Working Capital: 45% of funds; Inventory:8% of funds ;New Hires:35% of funds; Company Employment:5% of funds; Marketing:5% of funds.
Date: September 30, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note
Final amount sold: $650,000.00
Use of proceeds: Working capital. Building inventory.
Date: May 12, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $435,000.00
Number of Securities Sold: 435,000
Use of proceeds: Working capital
Date: May 12, 2016
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $586,412.52
Number of Securities Sold: 174,496
Use of proceeds: Operating Capital
Date: November 30, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025, compared to the year ended December 31, 2024

Revenue
Revenue for fiscal year 2025 was $3,613,819.72, a 9.08% increase over 2024. Contract manufacturing revenue was up 36.82% to $1,294,634.10, while wholesale income was down 2.31% to $2,309,277.57. The small downturn in overall wholesale revenue is attributable to a mix of factors. The largest negative factor was the closure of our Chicago distributor, which caused a significant disruption in what had otherwise been a strong market.

Revenue continues to be strong for the Shacksbury brands in Massachusetts, Texas, and New York; while challenges are emerging in our home state of Vermont, which has seen a slight downturn year over year. We will plan to refresh this brand in 2026, with an aim to see overall growth of 5-10%.

Mountain Tonic, a new non-alcoholic canned mocktail had a strong start, with good uptake in Q4 from a number of chains, particularly in Massachusetts and Texas. Expectations are that this brand will generate approximately $350,000 in revenue in 2026 after achieving just short of $120,000 in the second half of 2025.

Cost of sales and Margins
Cost of sales in 2025 was $2,740,439.94, an increase of 20.05% over prior year. The main driver of this increase was a jump in the price of apple juice in 2025. Early indications are that the price is likely to decrease to prior levels over the course of 2026, however the increase was very impactful on the Company's overall cost structure, as it is a primary ingredient in both the alcoholic and non-alcoholic brands. It is important to note that this increase taken in conjunction with only a 9% revenue increase, implies a material decrease in Gross Profit, both as a percentage of revenue and in actual dollars. Accordingly, Gross Profit was down 15.21% to prior year for a total of $873,379.78.

Expenses
Expenses for 2025 were up 12.94% vs 2024. The primary driver of this increase was payroll costs, which were up 17.78% vs 2024. The most significant change here was an increase in health insurance contributions by the company, which accounted for almost all the increase in this category.

Liquidity and Capital Resources
As of December 31, 2025, the Company had cash on hand of $105,278.96.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $105,278.96.

Debt

•   Owed to: M&T Bank
Amount owed: $67.452.92
Interest rate: 5.25%
Maturity date: September 15, 2026
Material terms: There are no other material terms to this debt

•   Owed to: Addison County Economic Development Corp 44-01-01
Amount owed: $24,639.53
Interest rate: 5%

Maturity date: July 1, 2027

Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest.

- Owed to: Addison County Economic Development Corp 44-02-01

Amount owed: $54,925.18

Interest rate: 5%

Maturity date: September 1, 2026

Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest. Balloon payment due 9/1/2026 of approx. $36,786 (at 5%).

- Owed to: Addison County Economic Development Corp 44-03-01

Amount owed: $24,311.16

Interest rate: 5%

Maturity date: June 1, 2025

Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority 1818SH3301

Amount owed: $44,164.27

Interest rate: 9.75%

Maturity date: 9/19/2027

Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority 100SSH6601

Amount owed: $33,259.65

Interest rate: 9.25%

Maturity date: 12/6/2026

Material terms: There are no other material terms to this debt

- Owed to: Landlord - Promissory Note

Amount owed: $470,400.27

Interest rate: 5.5%

Maturity date: July 1, 2030

Material terms: There are no other material terms to this debt

- Owed to: SBA - EIDL

Amount owed: $489,190.94

Interest rate: 3.75%

Maturity date: May 27, 2050

Material terms: There are no other material terms to this debt

-     Owed to: A. Warren

Amount owed: $458,756.24
Interest rate: 6.00%
Maturity date: 11/1/2027
Material terms: There are no other material terms to this debt

-     Owed to: Ally Financial

Amount owed: $8,537.39
Interest rate: 7.31%
Maturity date: 12/30/2027
Material terms: There are no other material terms to this debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers:

Name: John Phinney

John Phinney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: April 2026 — Present
Responsibilities: John oversees strategy development and implementation across all business units. John also directly manages the sales and marketing functions, as well as HR. John is in charge of financial strategy and fundraising.
$100,000 / year salary. Participation in ESOP offered at 1% vesting annually for 4 years.

Position: Board Member (tie breaker vote)
Dates of Service: April 2026 — Present
Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: Colin Davis

Colin Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Vice President of Operations
Dates of Service: January 2013 — Present
Responsibilities: Colin oversees all elements of production from purchasing through outbound logistics. Colin also manages day to day financial management (effective controller).
$80,000 / year salary. No equity compensation.

Position: Board Member
Dates of Service: June 2013 — Present
Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Name: David Dolginow

David Dolginow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Vice President of Co-Manufacturing
Dates of Service: June 2013 — Present
Responsibilities: David oversees customer success for co-manufacturing clients.
$80,000 annual salary. No equity compensation.

Position: Board Chair
Dates of Service: June 2013 — Present
Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.

Directors:

Name: Elizabeth Tilton

Elizabeth Tilton's current primary role is with Oyster Sunday. Elizabeth Tilton currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: August 2017 — Present
Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.
Other business experience in the past three years:

Employer: W&P Design
Title: Head of Brand
Dates of Service: January 2015 — January 2019
Responsibilities: Identifying and executing W&P's creative (graphic design, copy, video, and photography), digital marketing, e-commerce, partnerships, events, public relations, social media, and digital advertisement.
Employer: Oyster Sunday
Title: Founder
Dates of Service: October 2019 — Present
Responsibilities: President/CEO
Name: Gregory Gatti

Gregory Gatti's current primary role is with Coconut Cartel. Gregory Gatti currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: March 2021 — Present
Responsibilities: Legal governance, financial decisions and overall corporate strategy. There is no salary or equity compensation for this role.
Other business experience in the past three years:

Employer: WhistlePig Whiskey
Title: Chief of Sales
Dates of Service: November 2017 — February 2019
Responsibilities: Sales strategy
Employer: WhistlePig Whiskey
Title: Vice President, Sales and Global Strategy
Dates of Service: February 2019 — Present
Responsibilities: Sales, M&A, Brand Strategy
Employer: Coconut Cartel
Title: COO
Dates of Service: September 2023 — Present
Responsibilities: Operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Colin Davis
Amount and nature of Beneficial ownership: 584,837
Percent of class: 16.16%

Title of class: Common Stock
Stockholder Name: David Dolginow
Amount and nature of Beneficial ownership: 584,837
Percent of class: 16.16%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

Common Stock

Authorized: 7,000,000
Outstanding: 3,249,980
Voting Rights: One Vote Per Share
Material Rights:
The total number of shares outstanding on a fully diluted basis, 3,868,257 shares, includes 3,249,980 shares of Common Stock (which includes 2,999,980 shares of Common Stock, 39,069 of issued options, and 210,931 shares of options reserved but unissued) and 618,277 shares of Non-Voting Common Stock.

Non-Voting Common Stock

Authorized: 2,400,000

Outstanding: 618,277
Material Rights:
The total number of shares outstanding on a fully diluted basis, 3,868,257 shares, includes 3,249,980 shares of Common Stock (which includes 2,999,980 shares of Common Stock, 39,069 of issued options, and 210,931 shares of options reserved but unissued) and 618,277 shares of Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of non-voting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Shacksbury Holdings Inc was formed on June 1, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shacksbury Holdings Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory

Our activities are regulated at the state and federal level. We have found inconsistent interpretations of statute at both levels. We try our best to remain compliant, however there is some risk of non-compliance based on our ignorance or misinterpretation of the law.

Excise Tax

We submit regular reports to the TTB explaining winery activities. Despite our best efforts, there is some risk that an audit would uncover errors in reporting that would result in penalties or additional taxes owed.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Shacksbury Holdings, Inc.

By /s/ *John Phinney*

Title: CEO

By /s/ *John Phinney*

Name: John Phinney

Title: CEO

By /s/ *Colin Davis*

Name: Colin Davis

Title: VP and Director

By /s/ *Colin Davis*

Name: Colin Davis

Title: VP and Director

By /s/ *David Dolginow*

Name: David Dolginow

Title: VP and Board Chair

By /s/ *Elizabeth Tilton*

Name: <u>Elizabeth Tilton</u>
Title: Founder and Director

By /s/ *Gregory Gatti*

Name: <u>Gregory Gatti</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
10000 M&T Bank Checking	$105,178.96
10001 Cash on hand (Andy)	$0.00
10005 Stripe Deposits	$0.00
10100 M&T Bank Account #2	$100.00
10500 Barter	$0.00
Shopify Deposits	$0.00
SquareUP (Tasting Room)	$0.00
Total for Bank Accounts	**$105,278.96**
Accounts Receivable	
11000 Accounts Receivable	$325,989.81
Total for Accounts Receivable	**$325,989.81**
Other Current Assets	
12000 Undeposited Funds	$0.00
12001 Employee Advances	$9,300.00
12004 Prepaid Expenses	$15,795.00
12005 Inventory Asset	$0.00
12006 Uncategorized Asset	$0.00
12100 Inventory	$432,086.18
12500 Ingredients	$0.00
Cider - Bulk	$0.00
Cider - Kegged	$0.00
Cider - Packaged	$0.00
Cider - Work In Progress	$0.00
Malt Beverage - Packaged	$0.00
Non Alcoholic Beverage-Packaged	$0.00
Packaging	$0.00
Retail Merchandise	-$539.31
Still Wine-Packaged	$0.00
Supplies Manufacturing (QBO)	$0.00
Total for 12100 Inventory	**$431,546.87**
QuickBooks Tax Holding Account	$3,944.65
Total for Other Current Assets	**$460,586.52**
Total for Current Assets	**$891,855.29**

Accrual Basis Wednesday, April 15, 2026 03:07 PM GMT-04:00

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
Fixed Assets	
12700 Furniture and Equipment	$340,200.63
12701 Bottling Equipment	$35,859.96
12702 Pasteurizer	$0.00
12703 IBC 1000 liter totes	$4,221.77
12704 2 Bar Transport Tank	$5,272.00
12705 Apollo Egg Fermenter	$1,476.75
12706 Dexter Flextank (80 Gallon)	$880.00
12707 Bulk Liquid Trailer	$25,000.00
12708 Warehouse Equipment	$167,346.63
12710 GPI Turbine Flow Meter	$1,326.76
12711 Lenovo Laptop Andy	$0.00
12712 M2 #115335 Nercon Tunnel Pasteurizer	$82,500.00
12713 New Chill King 10hp Glycol Chiller	$13,552.66
12714 North Star #68467 Conveyance + Coder	$38,537.34
12715 North Star #55089 Stretch Wrapper	$9,845.00
12716 North Star #55447 Oenoflow Cross Flow Filter	$87,100.00
12717 North Star #56649 Letina Tanks	$92,100.00
12718 North Star #688821 Paktech Applicator	$25,752.00
12719 Office Furniture	$3,263.91
12720 Patio Furniture	$593.96
12721 Pawnee #380938 New Canning Line	$211,825.00
12722 Pawnee #383190 Compressor	$16,636.00
12723 T5180 Forklift	$1,200.00
12724 Tanks	$22,330.00
12726 Ford Escape	$22,343.29
12728 M2 # 879191 Second CODI Filler	$156,300.00
12729 North Star 93966 SIFA Kegging Line	$65,869.43
12730 North Star 887044 Shrink Bundler	$30,300.00
12782 G&D Chiller	$73,760.00
12784 In-Line CF-6 Bottle Filler	$12,510.00

Accrual Basis Wednesday, April 15, 2026 03:07 PM GMT-04:00

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
12785 ATLAS COPCO GA11VSD+ Compressor #2	$17,677.21
12786 Chart Cryoflex Nitrogen Doser	$32,175.00
12787 Lanxess Velcorin Doser	$71,500.00
12788 Blackstone 2BBL Brite Tanks (2)	$5,000.00
Flow Meter	$0.00
Glycol Cooling System (Kennedy Bros)	$6,743.20
Tasting Room	$2,180.97
Total for 12700 Furniture and Equipment	**$1,683,179.47**
13500 Stonefold Orchard	$4,676.45
13501 Apple Trees	$9,373.55
Total for 13500 Stonefold Orchard	**$14,050.00**
Leasehold Improvements	$542,559.77
North Star #836820 G&D Chiller Install	$19,071.68
Total for Leasehold Improvements	**$561,631.45**
Property & Equip Accumulated Depreciation	-$1,053,202.73
Total for Fixed Assets	**$1,205,658.19**
Other Assets	
12002 Kennedy Brothers Deposit	$0.00
12300 Prepaid Insurance Commercial Package	$0.00
12301 Prepaid Insurance Commercial Umbrella	$0.00
12400 Deposits to Vendors	$28,354.02
12600 Microstar Keg Fees	$1,743.67
12800 Capitalized Start Up Costs	$73,181.00
Accumulated Amortization	-$50,725.89
Total for 12800 Capitalized Start Up Costs	**$22,455.11**
Federal Excise Tax	$0.00
Investment in CO Cellars	$0.00
K Scruggs Note Receivable	$38,151.58
Total for Other Assets	**$90,704.38**
Total for Assets	**$2,188,217.86**

Accrual Basis Wednesday, April 15, 2026 03:07 PM GMT-04:00

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
20100 Accounts Payable	$635,345.84
20121 Accounts Payable - GBP	-$0.02
20130 Accounts Payable - EUR	$14,103.71
Accounts Payable - DRM	$0.00
Total for Accounts Payable	**$649,449.53**
Credit Cards	
American Express	$79,509.38
Ramp Card	-$1,150.61
Total for Credit Cards	**$78,358.77**
Other Current Liabilities	
20300 Payroll Liabilities	$2,275.11
125 Health	$40,316.16
CA PIT / SDI	$0.00
CA SUI / ETT	$32.83
Employer Paid Insurance	-$30,043.58
Employer Paid Insurance - Dental	-$5,758.77
Employer Paid Insurance - Vision	-$548.34
Federal Taxes (941/944)	$0.00
Federal Unemployment (940)	$290.67
MA Income Tax	$220.39
MA Paid Family and Medical Leave	$18.16
MA Unemployment Tax	$201.38
NH Unemployment Tax	$162.81
NJ Income Tax	$2.15
NYS Employment Taxes	$62.74
NYS Income Tax	-$2,117.37
PA Income Tax	$0.00
PA Unemployment Tax	$0.00
Prior Wages Paid	$2,761.71
TX Unemployment Tax	-$24.49
VA Income Tax	$0.00
VT Income Tax	$2,681.23
VT Unemployment Tax	$515.19

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
Total for 20300 Payroll Liabilities	**$11,047.98**
20500 Peoples Line of Credit	$67,452.92
20602 Accrued Interest Payable EIDL Loan	$15,873.94
20700 Cider Club Unearned Revenue	$0.00
20903 Accrued State Taxes	$3,300.00
Accrued interest payable BCCH LLC	$0.00
Accrued Interest Payable TPU1 LLC	$0.00
Convertible Debt*	$0.00
Deferred Wages	
Colin	$118,653.92
Dave	$118,653.92
Total for Deferred Wages	**$237,307.84**
Deposit on Soda Plant Expenses	$0.00
Deposits from Customers	$110,542.00
Direct Deposit Payable	$0.00
Excise Tax Payable	$0.00
Gift Card Liability	$0.00
Keg Deposits	$0.00
Non-Inventory Payable	$0.00
Repayment	
Repayment for $3K loan Spring '25	$1,000.00

Accrual Basis Wednesday, April 15, 2026 03:07 PM GMT-04:00

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
Total for Repayment	**$1,000.00**
Sales Taxes Payable	$630.00
Arizona Department of Revenue Payable	$0.00
Arizona Excise Tax	$0.00
California Department of Tax and Fee Administration Payable	$0.00
Chicago Excise Tax	$0.00
Colorado Excise Tax	$0.00
Connecticut Depart of Taxes	$0.00
Connecticut Excise Tax	$0.00
Florida Excise Tax	$0.00
Illinois Department of Revenue Payable	$0.00
Kansas Department of Revenue Payable	$0.00
Maine Revenue Services Payable	$0.00
Massachusetts Excise Tax	$0.00
Michigan Department of Treasury Payable	$0.00
Nebraska Department of Revenue Payable	$0.00
Nevada Depart of Revenue	$0.00
New Jersey Division of Taxation Payable	$0.00
New York Department of Taxation and Finance Payable	$0.00
North Carolina Dept of Revenue	$0.00
Ohio Department of Taxation Payable	$0.00
Out Of Scope Agency Payable	$0.00
Pennsylvania Department of Revenue Payable	$53.04
Sales Tax Agency Payable 2	$0.00
Sales Tax Agency Payable 3	$0.00
South Carolina Department of Revenue Payable	$0.00
State of Minnesota Payable	$0.00
Texas State Comptroller Payable	$0.00
Vermont Sales Tax Payable	-$3.00
Total for Sales Taxes Payable	**$680.04**
Short-Term Loan (David)	$0.00
Tips	$0.00
Total for Other Current Liabilities	**$447,204.72**
Total for Current Liabilities	**$1,175,013.02**
Long-term Liabilities	
ACEDC Loan #44-01-01	$24,639.53

Accrual Basis Wednesday, April 15, 2026 03:07 PM GMT-04:00

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
ACEDC Loan #44-02-01	$54,925.18
ACEDC Loan #44-03-01	$24,311.16
BCCH Loan	$0.00
Carrara Loan	$470,400.27
EIDL LOAN	$489,190.94
Ford Escape Loan	$8,537.39
Investor Loan 2022	$0.00
Investor Loan 2023	$458,756.24
Kennedy Brothers Financing	$0.00
_Leases Payable	
Lease Payable Wells Fargo	$5,233.65
M2 Lease Payable #115335	$0.00
M2 Lease Payable # 879191	$102,075.75
North Star #41388492 Lease Payable	$26,535.01
North Star #55447 Lease Payable	$0.00
North Star #56649 Lease Payable	$0.00
North Star #688821 Lease Payable	$0.00
North Star #814927 Lease Payable	$39,220.82
North Star #836820 Lease Payable	$15,884.30
North Star #887044 Lease Payable	$20,271.74
North Star #96007 Lease Payable	$58,906.34
North Star #96133 Lease Payable	$63,190.00
Pawnee #380938 Lease Payable	$13,862.19
Pawnee #383190 Lease Payable	$0.00
Total for _Leases Payable	**$345,179.80**
Parker Loan	$0.00
Quickbooks Capital Loan	$0.00
Robert Feuerstein Financing	$0.00
Sight Loan	$0.00
VEDA FLP Loan	$0.00
VEDA Loan $125K 100SSH6601	$33,259.65
VEDA Loan $150K 1818SH3301	$44,164.27
VEDA PPP Loan	$0.00
Vermont 504 Corp. PPP Loan	$0.00
Total for Long-term Liabilities	**$1,953,364.43**
Total for Liabilities	**$3,128,377.45**

Balance Sheet

Shacksbury Cider
As of Dec 31, 2025

	Total
Equity	
30000 Opening Balance Equity	$0.00
30600 APIC	$3,872,611.05
Capital Stock	$217,954.59
30400 Retained Earnings	-$5,169,198.46
Net Income	$138,473.23
Total for Equity	**-$940,159.59**
Total for Liabilities and Equity	**$2,188,217.86**

Profit and Loss

Shacksbury Cider

January-December, 2025

	Total
Income	
40000 Sales Income	
40500 Contract Manufacturing Income	
40510 Production Fees	$858,566.23
40530 Sales of Packaging Income	$341,094.70
40540 Sales of Ingredients Income	$104,688.41
40590 Contract Manufacturing Refunds & Discounts	-$9,715.24
Total for 40500 Contract Manufacturing Income	**$1,294,634.10**
40700 Wholesale Income	
40710 Shacksbury - Kegged Income	$314,877.38
40720 Shacksbury - Packaged Income	$1,821,049.30
40730 Artifact - Kegged Income	$16,853.18
40740 Artifact - Packaged Income	$66,650.60
40750 Mountain Tonic - Packaged Income	$119,934.25
40780 Miscellaneous Wholesale Income	$2,351.88
40790 Wholesale Refunds & Discounts	-$32,439.02
Total for 40700 Wholesale Income	**$2,309,277.57**
40900 Web Sales Income	$23.87
40930 Merchandise Income	$3,159.74
40950 Web Sales Refunds & Discounts	-$895.56
Total for 40900 Web Sales Income	**$2,288.05**
Total for 40000 Sales Income	**$3,606,199.72**
41000 Equipment Sales	$7,500.00
42000 Events Income	$120.00
Total for Income	**$3,613,819.72**
Cost of Goods Sold	
50100 COGS - Cost of Labor	
50110 Manufacturing Wages	$402,218.68
Total for 50100 COGS - Cost of Labor	**$402,218.68**

Profit and Loss

Shacksbury Cider

January-December, 2025

	Total
50200 COGS - Variable / Packaging and Ingredients	$529.74
50210 Cider Packaged	$955,813.88
50220 Cider Kegged	$111,062.57
50250 Inventory Adjustment	$29,622.65
50260 Normal Spoilage / Shrinkage	$30,224.33
50270 Ingredients and Packaging (Non-inventory)	$10,962.09
Total for 50200 COGS - Variable / Packaging and Ingredients	**$1,138,215.26**
50300 COGS - Variable / Other	
50310 Excise Tax (TTB)	$38,444.06
50320 Contract Production Expense	$45,807.19
50330 Third Party Warehousing	$16,065.75
50335 Keg Rental	$43,030.06
50340 Repairs & Maintenance	$68,418.55
50350 Freight (Internal)	$21,533.10
50360 Manufacturing & Warehouse Supplies	$175,309.98
50390 Utilities	$116,240.50
Total for 50300 COGS - Variable / Other	**$524,849.19**
50400 COGS - Fixed Costs	
50410 Rent	$206,460.00
50411 Equipment Rental	$1,675.66
50490 State Licenses and Fees	$13,583.56
61820 Pallet Storage	$400.00
Total for 50400 COGS - Fixed Costs	**$222,119.22**
50500 COGS - Co-pack	$390,310.56
50600 COGS - Web Sales / Tasting Room	
50610 Shipping (Web Sales)	$2,338.84
Total for 50600 COGS - Web Sales / Tasting Room	**$2,338.84**
50700 COGS - Other	
50710 Freight (Cost of Sales)	$45,069.35
50720 Merchandise Costs	$835.00
50730 Third Party Lab Fees	$13,944.53
Total for 50700 COGS - Other	**$59,848.88**

Accrual Basis Wednesday, April 15, 2026 03:08 PM GMT-04:00

Profit and Loss

Shacksbury Cider
January-December, 2025

	Total
Inventory Shrinkage	$539.31
Total for Cost of Goods Sold	**$2,740,439.94**
Gross Profit	**$873,379.78**
Expenses	
65000 Operating Exps	
65100 G & A	
65110 Accounting and Legal Fees	$27,802.25
65120 Payroll Expenses	
65121 Administrative Wages	$64,814.25
65122 Health Insurance	$103,473.08
65123 Officer Compensation	$147,846.03
65124 Payroll Taxes	$77,121.96
Total for 65120 Payroll Expenses	**$393,255.32**
65130 Insurance	$23,261.28
65134 Workers Compensation	$11,321.00
Total for 65130 Insurance	**$34,582.28**
65140 Dues and Subscriptions	$40,864.99
65150 Merchant Service Fees	$3,837.19
65170 Facilities G&A (Office)	
65171 Office Supplies	$1,030.37
65172 Repairs and Maintenance G & A	$2,075.78
65175 Telecom	$4,537.60
Total for 65170 Facilities G&A (Office)	**$7,643.75**
65180 Other G&A Expenses	
65181 Miscellaneous Expense	$9,771.90
65183 Sales Tax Paid	$9.18
65186 Meals and Entertainment G & A - 100%	$3,999.49
65187 Professional Training	$1,070.00
Total for 65180 Other G&A Expenses	**$14,850.57**
65188 Bank Fees	-$150.00
65190 Uncategorized Expense	$199.62
Reimbursements	$4,590.09
Total for 65100 G & A	**$527,476.06**

Accrual Basis Wednesday, April 15, 2026 03:08 PM GMT-04:00

Profit and Loss

Shacksbury Cider
January-December, 2025

	Total
65200 S & M	
65210 Selling Expenses	
60234 Tap Handles	-$120.00
65211 Meals and Entertainment Selling - 50%	$7,693.93
65212 Travel and Lodging Sales	$11,143.31
65213 Sales Wages	$220,488.68
65214 Auto Expenses Sales	$9,097.63
Total for 65210 Selling Expenses	**$248,303.55**
65220 Marketing Expenses	$11,098.95
65221 Design & Photography	$10,231.08
65222 Merchandise	$11,511.76
65223 Distributor Samples	$10,292.34
65224 Distributor Sales Rep Incentive	$1,225.60
65225 Distributor Spending - Other	$9,507.97
65226 Donation	$1,500.00
65228 Marketing Wages	$34,640.36
65229 Other Marketing Expense	$5,274.23
Total for 65220 Marketing Expenses	**$95,282.29**
65230 Events Expenses	$1,598.60
65231 Events - Meals & Entertainment - 100%	$1,576.58
65239 Other Events Expenses	$2,762.36
Total for 65230 Events Expenses	**$5,937.54**
Total for 65200 S & M	**$349,523.38**
Total for 65000 Operating Exps	**$876,999.44**
Total for Expenses	**$876,999.44**
Net Operating Income	**-$3,619.66**
Other Income	
Credit Card Cash Back Rewards	$1,493.55
Other Income	
62702 ERC Refund	$316,941.95
62703 ERC Refund - Interest On Balance Due	$50,431.95
Total for Other Income	**$367,373.90**
Total for Other Income	**$368,867.45**
Other Expenses	
Unrealized Gain or Loss	

	Total
70000 Interest Expense	$530.92
70110 Peoples LOC Loan Interest	$4,884.78
70111 ACEDC Loan Interest	$6,289.49
70112 Carrara Loan	$21,640.72
70114 M2 Interest #115335	-$66.16
70118 North Star Interest #96007	$6,898.40
70119 Pawnee Interest #380938	$1,799.13
70121 VEDA Loan Interest	$7,154.60
70124 Ally Financial (Ford Escape) Interest	$880.20
70125 EIDL Interest	$21,833.94
70130 North Star Interest #814927	$4,761.82
70131 Investor Loan 2023	$15,867.78
70133 North Star Interest #887044	$2,113.23
70134 M2 Interest #879191	$10,654.64
70138 North Star Interest #836820	$1,984.54
70139 North Star Interest #96133	$9,140.00
70140 North Star Interest #41388492	$5,122.80
70198 Vendor Finance Charge	$2,511.16
70199 Other Financing Expense	$4,079.78
Total for 70000 Interest Expense	**$128,081.77**
77000 Foreign Currency Exchange	$429.02
Bad Debt	$56,279.00
Corporate Taxes	$3,152.60
Inventory Write-Off	$34,955.53
R&D	$3,876.64
Total for Other Expenses	**$226,774.56**
Net Other Income	**$142,092.89**
Net Income	**$138,473.23**

Statement of Cash Flows

Shacksbury Cider
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	$138,473.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-$74,556.75
12001 Employee Advances	-$9,300.00
12100 Inventory	-$182,323.78
12600 Microstar Keg Fees	-$287.47
20100 Accounts Payable	$270,675.15
20130 Accounts Payable - EUR	$7,836.66
20300 Payroll Liabilities	$2,275.11
20500 Peoples Line of Credit	-$22,187.50
American Express	$31,735.63
Deposits from Customers	$103,042.00
Direct Deposit Payable	$0.00
Federal Excise Tax	$0.00
Inventory:Retail Merchandise	$539.31
Payroll Liabilities:125 Health	$40,316.16
Payroll Liabilities:CA PIT / SDI	$0.00
Payroll Liabilities:CA SUI / ETT	$32.83
Payroll Liabilities:Employer Paid Insurance	-$30,043.58
Payroll Liabilities:Employer Paid Insurance - Dental	-$5,758.77
Payroll Liabilities:Employer Paid Insurance - Vision	-$548.34
Payroll Liabilities:Federal Taxes (941/944)	-$6,088.13
Payroll Liabilities:Federal Unemployment (940)	$63.02
Payroll Liabilities:MA Income Tax	$73.25
Payroll Liabilities:MA Paid Family and Medical Leave	$18.16
Payroll Liabilities:MA Unemployment Tax	$218.97
Payroll Liabilities:NH Unemployment Tax	$162.81
Payroll Liabilities:NJ Income Tax	$2.15
Payroll Liabilities:NYS Employment Taxes	$62.74
Payroll Liabilities:NYS Income Tax	-$2,299.19
Payroll Liabilities:PA Income Tax	-$2.64
Payroll Liabilities:PA Unemployment Tax	-$3.35
Payroll Liabilities:TX Unemployment Tax	$3.35
Payroll Liabilities:VT Income Tax	$1,144.72
Payroll Liabilities:VT Unemployment Tax	-$386.04
QuickBooks Tax Holding Account	-$3,944.65

Statement of Cash Flows

Shacksbury Cider
January-December, 2025

Full name	Total
Ramp Card	-$4,126.16
Repayment:Repayment for $3K loan Spring '25	$1,000.00
Sales Taxes Payable	$630.00
Sales Taxes Payable:Arizona Department of Revenue Payable	$0.00
Sales Taxes Payable:California Department of Tax and Fee Administration Payable	$0.00
Sales Taxes Payable:Illinois Department of Revenue Payable	$0.00
Sales Taxes Payable:Michigan Department of Treasury Payable	$0.00
Sales Taxes Payable:New Jersey Division of Taxation Payable	$0.00
Sales Taxes Payable:New York Department of Taxation and Finance Payable	$0.00
Sales Taxes Payable:Ohio Department of Taxation Payable	$0.00
Sales Taxes Payable:Out Of Scope Agency Payable	$0.00
Sales Taxes Payable:Pennsylvania Department of Revenue Payable	$0.00
Sales Taxes Payable:Texas State Comptroller Payable	$0.00
Sales Taxes Payable:Vermont Sales Tax Payable	-$3.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$117,972.67**
Net cash provided by operating activities	**$256,445.90**
INVESTING ACTIVITIES	
12400 Deposits to Vendors	-$27,553.28
12700 Furniture and Equipment	-$2,120.36
12787 Furniture and Equipment:Lanxess Velcorin Doser	-$71,500.00
12788 Furniture and Equipment:Blackstone 2BBL Brite Tanks (2)	-$5,000.00
Net cash provided by investing activities	**-$106,173.64**
FINANCING ACTIVITIES	
ACEDC Loan #44-01-01	-$4,933.45
ACEDC Loan #44-02-01	-$5,734.52
ACEDC Loan #44-03-01	-$4,145.25
Carrara Loan	$29,880.36
EIDL LOAN	-$10,809.06
Ford Escape Loan	-$4,468.68
Investor Loan 2023	-$42,562.59
_Leases Payable:Lease Payable Wells Fargo	-$5,366.48
_Leases Payable:M2 Lease Payable #115335	-$5,210.77
_Leases Payable:M2 Lease Payable # 879191	-$28,345.36
_Leases Payable:North Star #41388492 Lease Payable	-$23,317.20
_Leases Payable:North Star #814927 Lease Payable	-$14,018.18
_Leases Payable:North Star #836820 Lease Payable	-$4,435.47

Wednesday, April 15, 2026 03:09 PM GMT-04:00

Statement of Cash Flows

Shacksbury Cider
January-December, 2025

Full name	Total
_Leases Payable:North Star #887044 Lease Payable	-$5,446.77
_Leases Payable:North Star #96007 Lease Payable	-$8,065.60
_Leases Payable:North Star #96133 Lease Payable	$63,190.00
_Leases Payable:Pawnee #380938 Lease Payable	-$50,529.75
VEDA Loan $125K 100SSH6601	-$11,264.06
VEDA Loan $150K 1818SH3301	-$8,458.15
Net cash provided by financing activities	**-$144,040.98**
NET CASH INCREASE FOR PERIOD	**$6,231.28**
Cash at beginning of period	**$99,047.68**
CASH AT END OF PERIOD	**$105,278.96**

Statement of Stockholders Equity Dec 31, 2023 - Dec 31, 2025

	Common stock		Non-voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholder Deficit
	Shares	Amount	Shares	Amount			
Balance Dec 31, 2023	2,999,980	$ 2,999.98	618,277	$ 618.28	$ 4,086,947	$ (5,156,618)	$ (1,066,052)
Shares issued for cash	-	-	-	$ -	$ -		
Shares issued for services	-	-	-	$ -	$ -		
Net Income (loss)	-	-	-	$ -		$ (12,581)	$ (12,581)
Balance Dec 31, 2024	-	$ 3,000	-	$ 618	$ 4,086,947	$ (5,169,198)	$ (1,078,633)
Net income (loss)	-	-	-	-	-	138,473	138,473
Balance Dec 31, 2025	-	$ 3,000	-	-	$ 4,086,947	$ (5,030,725)	$ (940,160)

NOTE 1 – NATURE OF OPERATIONS

Shacksbury Holdings (which may be referred to as "Shacksbury", "the Company", "we," "us," or "our") **is a Vermont C-corp that manufactures hard cider and wine primarily for wholesale. We sell to multiple states, however our largest markets are Vermont, New York, Pennsylvania, and Texas. Shacksbury is known for premium, innovative products and our target demographic skews Millenial and female. Shacksbury also provides contract manufacturing services for other beverage companies.** The financial statements of The Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Vergennes, VT.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and VT state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – CEO COMMENTARY ON PROFIT AND LOSS AND STATEMENT OF CASH FLOWS

Revenue

Revenue for fiscal year 2025 was $3,613,819.72, a 9.08% increase over 2024. Contract manufacturing revenue was up 36.82% to $1,294,634.10, while wholesale income was down 2.31% to $2,309,277.57. The small downturn in overall wholesale revenue is attributable to a mix of factors. The largest negative factor was the closure of our Chicago distributor, which caused a significant disruption in what had otherwise been a strong market.

Revenue continues to be strong for the Shacksbury brands in Massachusetts, Texas, and New York; while challenges are emerging in our home state of Vermont, which has seen a slight downturn year over year. We will plan to refresh this brand in 2026, with an aim to see overall growth of 5-10%.

Mountain Tonic, a new non-alcoholic canned mocktail had a strong start, with good uptake in Q4 from a number of chains, particularly in Massachusetts and Texas. Expectations are that this brand will generate approximately $350,000 in revenue in 2026 after achieving just short of $120,000 in the second half of 2025.

Cost of sales and Margins

Cost of sales in 2025 was $2,740,439.94, an increase of 20.05% over prior year. The main driver of this increase was a jump in the price of apple juice in 2025. Early indications are that the price is likely to decrease to prior levels over the course of 2026, however the increase was very impactful on the Company's overall cost structure, as it is a primary ingredient in both the alcoholic and non-alcoholic brands. It is important to note that this increase taken in conjunction with only a 9% revenue increase, implies a material decrease in Gross Profit, both as a percentage of revenue and in actual dollars. Accordingly, Gross Profit was down 15.21% to prior year for a total of $873,379.78.

Expenses

Expenses for 2025 were up 12.94% vs 2024. The primary driver of this increase was payroll costs, which were up 17.78% vs 2024. The most significant change here was an increase in health insurance contributions by the company, which accounted for almost all the increase in this category.

Liquidity and Capital Resources
As of December 31, 2025, the Company had cash on hand of $105,278.96.

NOTE 3 – DEBT

- Owed to: M&T Bank
  Amount owed: $67.452.92
  Interest rate: 5.25%
  Maturity date: September 15, 2026
  Material terms: There are no other material terms to this debt

- Owed to: Addison County Economic Development Corp 44-01-01
  Amount owed: $24,639.53
  Interest rate: 5%
  Maturity date: July 1, 2027
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest.

- Owed to: Addison County Economic Development Corp 44-02-01
  Amount owed: $54,925.18
  Interest rate: 5%
  Maturity date: September 1, 2026
  Material terms: Starting interest rate was 7%. Due to SBA program, five months starting 5/1/2020, interest only due at a rate of 3%. Typical P&I due 10/1/2020 at 3% interest. Typical P&I due 11/1/2020 at 5% interest. Balloon payment due 9/1/2026 of approx. $36,786 (at 5%).

- Owed to: Addison County Economic Development Corp 44-03-01
  Amount owed: $24,311.16
  Interest rate: 5%
  Maturity date: June 1, 2025
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority 1818SH3301
  Amount owed: $44,164.27
  Interest rate: 9.75%
  Maturity date: 9/19/2027
  Material terms: There are no other material terms to this debt

- Owed to: Vermont Economic Development Authority 100SSH6601
  Amount owed: $33,259.65
  Interest rate: 9.25%
  Maturity date: 12/6/2026
  Material terms: There are no other material terms to this debt

- Owed to: Landlord - Promissory Note
  Amount owed: $470,400.27
  Interest rate: 5.5%
  Maturity date: July 1, 2030
  Material terms: There are no other material terms to this debt

- Owed to: SBA - EIDL
  Amount owed: $489,190.94
  Interest rate: 3.75%
  Maturity date: May 27, 2050
  Material terms: There are no other material terms to this debt

- Owed to: A. Warren
  Amount owed: $458,756.24
  Interest rate: 6.00%
  Maturity date: 11/1/2027
  Material terms: There are no other material terms to this debt

- Owed to: Ally Financial
  Amount owed: $8,537.39
  Interest rate: 7.31%
  Maturity date: 12/30/2027
  Material terms: There are no other material terms to this debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company holds $345,179.80 in long term equipment leases. The Company has approximately xx years left on its current facility lease which implies an outstanding obligation of

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
Please refer to the Statement of Stockholder's Equity.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company holds $237,307.84 in deferred officer wages on its Balance Sheet

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 21, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, John Phinney (Print Name), the Chief Executive Officer of Shacksbury Holdings, hereby certify that the financial statements of Shacksbury Holdings and notes thereto for the period ending 31 December 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The Company has not yet filed its federal tax return for 2025. For the year 2024 the amounts reported on our tax returns were total income of $1,017,550; taxable income of $-145,072 and total tax paid of $0.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of 21 April 2026

_____ (Signature)

Chief Executive Officer   (Title)

21 April 2026   (Date)